UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 5, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note: The Company is resubmitting this Form 6-K/A to amend the original submission dated May 4, 2015, regarding the page 3 (Contract Rationale).

Commercial Contract Hardwood Pulp Puma Project

1.1 mt of hardwood 400 kt of softwood, part converted to fluff Sale minimum 900 kt of hardwood / year 200 kt of hardwood / year 400 kt of softwood / year EXPORTS EXCEPT SOUTH AMERICA SOUTH AMERICA ALL MARKETS Contract Rationale 1 . 5 mt/year + Puma Project hardwood 9 0 0 kt forestry pulp plant Paranaguá Port (PR) Same price as Fibria FOB Paranaguá KLABIN industrial efficiency FIBRIA commercial expertise Sales dynamics final customer

From start-up date until December 2016 2017 2018 2019 2020 2021 2022 12 months 12 months 12 months 12 months 72 months after start-up 900 kt of hardwood pro rata of the period Minimum of 900 kt of hardwood Phase out 1 75% of the delivered in 2019 Phase out 2 50% of the delivered in 2019 End of the contract The contract may be renewed by agreement between the parties Volumes may be reduced if Klabin decides to integrate into paper for packaging 12 months Pro rata 50% of the delivered in 2019 Timeline

Agreement benefits Logistics and commercial structure synergies; Ensure sales volumes; Ensure pulp market access with Klabin brand. Logistics and commercial optimization and synergies; Support customers’ growth and enhance customers’ needs; Potential development of new customers. Mutual value creation, with better servicing for both Companies customer’s base.

Innovative agreement exploring core competences: Fibria’s commercial expertise and the recognized Klabin’s industrial efficiency. 1 Klabin is going to sell most of the Puma Project hardwood pulp to Fibria. 4 3 2 Klabin is going to sell the remaining hardwood pulp in South America, and softwood and fluff pulp globally. Fibria will continue to place its hardwood pulp in all regions, including South America, on a competitive basis. Highlights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO